TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34658
April 14, 2003


03050073

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Daido Life Insurance Company - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Daido Life Insurance Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

> Press release dated April 10, 2003 and entitled "Notice Regarding Devaluation Losses on Securities at the End of the Fiscal Year Ended March 31, 2003".

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,



Hironori Shibata

Enclosure

File No.82-34658

April 10, 2003
Daido Life Insurance Company
Security Code: 8799

Notice Regarding Devaluation Losses on Securities at the End of the Fiscal Year Ended March 31, 2003

Daido Life Insurance Company announced today that the amount of the Company's devaluation (impairment) losses on securities at the end of the fiscal year ended March 31, 2003 is estimated to be as shown below.

The Company has no change to the performance forecasts for the fiscal year ended March 31, 2003, announced on February 20, 2003.

Note that, in accordance with our policy of enhancing the quality of company assets, the standards used for calculating devaluation losses on securities have been changed since the interim period ended September 30, 2002. (see "reference" on next page)

Devaluation Losses on Securities at the End of the Fiscal Year Ended March 31, 2003 (Non-Consolidated)

(A) Total Amount of Devaluation Losses on Securities at the End of the Fiscal Year Ended March 31, 2003	58.7 billion yen
(B) Net Assets for the Fiscal Year Ended March 31, 2002	158.4 billion yen
(A)/(B) x 100	37.1%
(C) Ordinary Profit for the Fiscal Year Ended March 31, 2002	40.0 billion yen
(A)/(C) x 100	146.8%
(D) Net Income for the Fiscal Year Ended March 31, 2002	7.6 billion yen
(A)/(D) x 100	772.4%

Note: Total Amount of Devaluation Losses on Securities at the End of the Fiscal Year Ended March 31, 2003 is estimated based on currently available price information.

(Reference)

(1) Change of Standards for Calculating Devaluation Losses

Since the interim period ended September 30, 2002, the standards for calculating devaluation losses on domestic stocks, foreign stocks, stocks held in monetary trusts, and investment trusts have been changed as follows:

a. Previous Standards

(a) All losses when the rate of decline of the market value is 50% or more of the book value.

(b) Either of the following when the rate of decline of the market value is more than 30% and less than 50% of the book value:

- The rate of decline of the market value that is more than 30% and less than 50% has continued for a period of two years (four semi-annual periods including interim periods); or

- The issuing company's net worth is negative, or the issuing company has reported net losses for two consecutive fiscal years and is forecasted to report a net loss in the following fiscal year.

b. New Standards

All losses when the rate of decline of the market value is 30% or more of the book value.

(2) The current estimate for the amount of "unrealized gains on marketable available-for-sale securities" after application of the above-mentioned new standards is 73.9 billion yen, of which unrealized gains on domestic stocks is 3.6 billion yen.